UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-252364 and 333-250155 and Form S-8 Registration Statements File Nos. 333-236883 and 333-230799.

CONTENTS

Itamar Medical Ltd. (the “Company” or the “Registrant”) hereby announces that, at the Special and 2021 Annual General Meeting of Shareholders held on November 16, 2021 (the “Meeting”), the Company’s shareholders approved, by the requisite majority vote, (1) the previously announced acquisition of the Company by ZOLL Medical Corporation (“Parent”), including the transactions and arrangements contemplated under the Agreement and Plan of Merger, dated September 13, 2021 (the “Merger Agreement”), by and among the Company, Parent, and the other parties thereto (the so-called “Merger Proposal”, as described in more detail in the Company’s proxy statement for the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (“SEC”) on October 14, 2021 (the “Proxy Statement”), and (2) all of the other five proposals presented to the shareholders at the Meeting, each of which is described in the Proxy Statement.

At the Meeting, approximately 301.8 million ordinary shares of the Company, representing approximately 99.99% of the votes cast on the Merger Proposal (which are neither held by Parent nor its affiliates), voted in favor of the Merger Proposal.

Subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, the Company expects that the closing of the transactions contemplated by the Merger Agreement will be completed in December 2021, following the expiration of a mandatory 30-day waiting period following the shareholder approval in accordance with Israeli law.

At the closing of the transaction, all holders of (i) the ordinary shares of the Company, outstanding immediately prior to the effective time of the merger, will be entitled to receive $1.0333333 in cash for each ordinary share, without interest and subject to applicable withholding taxes and (ii) the American Depositary Shares, each representing thirty (30) ordinary shares of the Company (“ADSs”), outstanding immediately prior to the effective time of the merger, will be entitled to receive $31.00 in cash for each ADS, without interest and subject to applicable withholding taxes and a cancellation fee of $0.05 per one (1) ADS.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain information which may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events that are based on current expectations, estimates, forecasts and projections. These statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. All statements other than statements of historical fact or relating to present facts or current conditions included in this communication are forward-looking statements. Such forward-looking statements include, among others, the Company’s current expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, business and relating to the closing of the transactions contemplated by the Merger Agreement, including the timing thereof. Forward-looking statements can usually be identified by the use of terminology such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “goals,” “intend,” “likely,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and variations of such words and similar expressions. Those risks, uncertainties and assumptions include, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of the ordinary shares and ADSs of the Company, (ii) the failure to satisfy any of the conditions to the consummation of the proposed transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on the Company’s business relationships, operating results and business generally, (v) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from the Company’s ongoing business operations, (vii) the outcome of any legal proceedings that may be instituted against the Company related to the Merger Agreement or the proposed transaction, (viii) unexpected costs, charges or expenses resulting from the proposed transaction, and (ix) other risks described in the Company’s filings with the SEC, such as its Annual Reports on Form 20-F and the Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: November 16, 2021